December 9, 2011

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed November 15, 2011 by Biglari Holdings Inc., Biglari Capital Corp., The Lion Fund, L.P., Sardar Biglari (“Biglari”)
File No. 1-25225

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated November 23, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  As indicated to you by telephone on December 7, 2011, prior to the issuance of the Staff’s letter dated December 8, 2011, we are providing the following response on behalf of Biglari.  Our responses are numbered to correspond to your comments.

1.
We note your response to prior comment 1.  In future filings, provide explanatory text, similar to that provided in the response, to facilitate shareholders’ understanding of how you arrived at the $110 million figure.  Notwithstanding disclosure that the figures are “estimates” the basis for the statements should be apparent in the filings.  Accordingly, if the estimate is disclosed in future filings, explain why Mr. Biglari believes it is appropriate to estimate using the method outlined in your response.  We note that the method outlined appears to assume that operating income over the 13 years would remain flat and would not be subject to changes despite changes in cost inputs and/or industry/market conditions over that time span.  Further, if the estimate is disclosed, please outline how the participants arrived at the $1 billion.

December 9, 2011

Biglari believes the basis and rationale for calculating the above referenced figures are readily ascertainable from the disclosure contained in Mr. Biglari’s November 15th letter to shareholders.  Mr. Biglari used solely the data presented in tabular format in the letter to observe that had Cracker Barrel’s 603 stores maintained the same level of per-store operating income achieved in fiscal 1998, Cracker Barrel would have achieved an additional $111.6 million of operating income in fiscal 2011.  Furthermore, Mr. Biglari’s estimate of a $1 billion increase in market capitalization resulting from an additional $111.6 million of operating income implies a 9x pre-tax multiple, which, in Biglari’s view, is reasonable and predicated on his perspective that the market would reward the company for improving the productivity of its assets and, thereby, reappraise Cracker Barrel’s current market valuation.

Biglari believes the $185,000 difference between Cracker Barrel’s fiscal 1998 and 2011 per-store operating income represents a productivity gap.  Biglari does not believe it is necessary that operating income should decrease over time.  In Biglari’s view, Cracker Barrel should, at the very least, maintain nominal operating income on a per unit basis.  Biglari cited the foregoing figures to highlight Cracker Barrel’s deteriorating operating performance.

2.
We reissue prior comments 4 and 5.  The table is presented alongside disclosure claiming that Mr. Biglari is “a moneymaker.”  The disclosure appears to be intended to highlight a record of successful investments by Mr. Biglari.  As noted previously, disclosure of this nature should provide appropriate context and balance.  Per our prior comments, revised disclosure should acknowledge Mr. Biglari’s full record, inclusive of investments that were not successful.

Biglari does not believe it has selectively disclosed its investment returns.  Mr. Biglari specifically stated in his November 15th letter to shareholders that he was providing background information solely relating to his return on a subset of investments in companies that he has “affected in varying degrees, each requiring a different approach, but all are now closed positions (or soon to be with Penn Millers Holding Corp.).”  The disclosed investments constitute all companies in which Biglari owned in excess of 5%, filed a Schedule 13D with the Securities and Exchange Commission (the “Commission”) and has exited the investments (the acquisition of Penn Millers Holding Corp. was consummated on November 30, 2011) through a transaction in which all shareholders participated.

The above referenced statements were not intended to address the success of Mr. Biglari’s investments generally.  Rather, Mr. Biglari highlighted the performance of investments in which Biglari took an influential position in a public company to demonstrate the flexibility in Mr. Biglari’s investment approach, as well as to demonstrate, contrary to Cracker Barrel’s assertions, that his ultimate goal is not necessary to obtain control.  Instead, the approach employed by Mr. Biglari with respect to any particular investment is dynamic and dependent on a variety of factors.  To obviate the potential misinterpretation of the foregoing statements by Cracker Barrel shareholders as an assurance of future performance, however, Mr. Biglari specifically cautioned that he “cannot guarantee [shareholders’] performance in the stock of Cracker Barrel.”

December 9, 2011

Nevertheless, Biglari advises the Staff that it is providing additional disclosure regarding the foregoing matters in a letter to Cracker Barrel’s shareholders being filed with the Commission under cover of Schedule 14A contemporaneously herewith (the “December 9 Letter”).

3.
We refer to disclosure filed by the company on November 21, 2011, which notes, among other things, that there are other S&P restaurant indices, one of which includes Cracker Barrel in its list of companies and which Cracker Barrel outperformed for a particular time period.  In order to present accurate and complete disclosure to shareholders regarding comparative performance, in future filings, when indices of this nature are referenced, please list the full name of the index and include disclosure about the companies included.  Also, if appropriate, when there are multiple data points or indices that can be used to highlight a particular performance measure, include disclosure of why the filing parties believe the data points they emphasize are relevant to shareholders.  Refer generally to Rule 14a-9.

The S&P Restaurant Index is a widely used capitalization-weighted index of the restaurant companies in the S&P 500 Index.  Cracker Barrel in its November 21, 2011 letter compared itself to the S&P 500 Index but not to the restaurant companies in the S&P 500 Index.  Instead, Cracker Barrel compared itself to the S&P 600 Restaurant Index.  Biglari believes the S&P Restaurant Index and the S&P 1500 Restaurant Index, a capitalization-weighted index of the restaurant companies in the S&P 1500 Index, are more appropriate benchmarks than the S&P 600 Restaurant Index.  Cracker Barrel is a constituent of both the S&P 1500 Restaurant Index and the S&P 600 Restaurant Index.  The 16 companies that comprise the S&P 600 Restaurant Index have an aggregate market capitalization of only $10.4 billion, of which Cracker Barrel represents approximately 8.8%.  In contrast, the S&P 1500 Restaurant Index is comprised of 26 companies with aggregate market capitalization of $176.0 billion, of which Cracker Barrel represents only approximately 0.5%.  Accordingly, Biglari believes that the S&P Restaurant Index and S&P 1500 Restaurant Index are broader representations of the performance of the restaurant industry.

	Number of Constituents	Cumulative Market Cap ($ Billions)
S&P Restaurant Index	5	156.6
S&P 600 Restaurant Index	16	10.4
S&P 1500 Restaurant Index	26	176.0

Biglari advises the Staff that on November 30, 2011 it included disclosure regarding the foregoing matters in a presentation of Cracker Barrel’s shareholder returns relative to the restaurant industry posted on www.enhancecrackerbarrel.com and filed with the Commission as Definitive Additional Materials under cover of Schedule 14A.  This disclosure is also included in the December 9 Letter.

*     *     *

December 9, 2011

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell